                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


                               FEBRUARY
FOR THE MONTH OF ___________________________________________ , 20 04
                                                                  --


           PERUSAHAAN PERSEROAN (PERSERO) PT TELEKOMUNIKASI INDONESIA
--------------------------------------------------------------------------------
                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)

                   JALAN JAPATI NO. 1 BANDUNG-40133 INDONESIA
--------------------------------------------------------------------------------
                     (ADDRESS OF PRINCIPAL EXECUTIVE OFFICE)


[INDICATE BY CHECK MARK WHETHER THE REGISTRANT FILES OR WILL FILE ANNUAL REPORTS UNDER COVER OF FORM 20-F OR FORM 40-F
FORM 20-F [X] FORM 40-F [ ]

[INDICATE BY CHECK MARK WHETHER THE REGISTRANT BY FURNISHING THE INFORMATION CONTAINED IN THIS FORM IS ALSO THEREBY FURNISHING THE INFORMATION TO THE COMMISSION PURSUANT TO RULE 12g3-2(B) UNDER THE SECURITIES EXCHANGE ACT OF 1934 YES [ ] NO [X]

[IF "YES" IS MARKED, INDICATE BELOW THE FILE NUMBER ASSIGNED TO THE REGISTRANT IN CONNECTION WITH RULE 12g3-2(B):

                                   SIGNATURES

PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE REGISTRANT HAS DULY CAUSED THIS REPORT TO BE SIGNED ON BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED.



                                           PERUSAHAAN PERSEROAN (PERSERO)
                                           PT TELEKOMUNIKASI INDONESIA



                                           _____________________________________
                                                      (REGISTRANT)



        FEBRUARY 10, 2004                      /s/ Rochiman Sukarno
DATE____________________________           BY __________________________________
                                                       (SIGNATURE)

                                                       ROCHIMAN SUKARNO
                                                HEAD OF INVESTOR RELATION UNIT

                                  PRESS RELEASE
                            No. TEL.77/PR000/UH1/2004

                            TELKOM AUDITS FINALIZED;
                              WILL FILE 20-F TODAY

BANDUNG, FEBRUARY 9, 2004 - PT (PERSERO) Telekomunikasi Indonesia Tbk. ("TELKOM") announced today that Drs. Hadi Sutanto & Rekan, a member firm of PricewaterhouseCoopers ("PwC"), has signed and issued its unqualified audit report for TELKOM's 2002 restated consolidated financial statements, and that its 2001 and 2000 auditor, Hans Tuanakotta Mustafa, a member firm of Deloitte Touche & Tohmatsu ("Deloitte"), has signed and reissued its unqualified audit reports for TELKOM's 2001 and 2000 restated consolidated financial statements. TELKOM has also finalized its Annual Report on Form 20-F and intends to file its Form 20-F with the United States Securities and Exchange Commission on opening of business today in Washington DC. TELKOM also intends to file its amended Annual Report with BAPEPAM in Jakarta later today.

Under TELKOM's restated audited consolidated financial statements, TELKOM's consolidated net income after tax under Indonesian GAAP decreased by 3.7% for 2002, 4.3% for 2001 and 7.8% for 2000 from consolidated net income after tax previously reported and TELKOM's stockholders' equity under Indonesian GAAP decreased by 8.1% as of December 31, 2002, 2.6% as of December 31, 2001 and 2.9% as of December 31, 2000 from stockholders' equity previously reported. These percentage changes are within the ranges previously disclosed by TELKOM in prior press releases. The table below sets forth the adjusted and pre-adjusted amounts:

                                     FINAL AUDITED AMOUNT      PREVIOUSLY REPORTED          PERCENTAGE
                                     (IN RP. MILLION)          AMOUNT (IN RP. MILLION)      INCREASE/(DECREASE)
                                     --------------------      -----------------------      -------------------
CONSOLIDATED NET INCOME AFTER TAX
FOR THE YEAR ENDED DECEMBER 31,
                  2002                8,039,709                   8,345,274                    (3.7%)
                  2001                4,068,391                   4,250,110                    (4.3%)
                  2000                2,775,005                   3,010,003                    (7.8%)
STOCKHOLDERS' EQUITY AS OF
DECEMBER 31,
                  2002               14,613,617                   15,899,183                   (8.1%)
                  2001                9,080,961                    9,323,575                   (2.6%)
                  2000               14,473,064                   14,909,176                   (2.9%)


Kristiono, President Director of TELKOM, stated "TELKOM is pleased to be able to finalize its audits and file its Form 20-F with the United States SEC. We are, and have throughout this process been, committed to fulfilling our obligations to our shareholders, including through full compliance with the rules of the U.S. SEC and the NYSE."

A summary of TELKOM's consolidated income statement and balance sheet for 2002, 2001 and 2000 is attached to this Press Release. The principal adjustments related to the following items:

     - Provision for Long Service, Housing and Transport Allowances. TELKOM employees are entitled to long service awards, housing allowances and transport and other allowances after a certain number of years of employment. TELKOM had not previously made provision for these liabilities and so made adjustments to its 2002, 2001 and 2000 and prior years financial statements to provide for these liabilities. The effect of these adjustments was to decrease Consolidated Net Income After Tax by Rp.151,773 million in 2002, Rp.65,675 million in 2001 and Rp.19,116 million in 2000 and Stockholders' Equity by Rp.427,607 million as of December 31, 2002, Rp.275,834 million as of December 31, 2001 and Rp.210,159 million as of December 31, 2000.

     - Provision for Post-retirement Benefits - Healthcare. TELKOM provides a post-retirement healthcare plan for pensioners who were employed by TELKOM for over 20 years. The calculation of the liabilities associated with such post-retirement benefits is complex and requires actuarial expertise. TELKOM's actuary, in consultation with TELKOM, has re-evaluated the key assumptions used in previous calculations, principally the medical cost trend projections. As a result, TELKOM has made adjustments to its 2002, 2001 and 2000 and prior years financial statements to provide for these liabilities. The effect of these adjustments was to decrease Consolidated Net Income After Tax by Rp.414,564 million in 2002, Rp.186,758 million in 2001 and Rp.141,160 million in 2000 and Stockholders' Equity by Rp.942,428 million as of December 31, 2002, Rp.527,864 million as of December 31, 2001 and Rp.341,106 million as of December 31, 2000.

     - Deferred Income Tax. TELKOM has identified the need to make certain adjustments in its prior calculations of deferred taxes and so TELKOM is making adjustments to its 2002, 2001 and 2000 and prior years financial statements. The effect of these adjustments was to decrease Consolidated Net Income After Tax by Rp.286,213 million in 2002, increase Consolidated Net Income After Tax by Rp.66,723 million in 2001 and decrease Consolidated Net Income After Tax by Rp.54,027 million in 2000 and to decrease Stockholders' Equity by Rp.136,875 million as of December 31, 2002 and increase Stockholders' Equity by Rp.525,528 million as of December 31, 2001 and Rp.83,588 million as of December 31, 2000.

     - Acquisition accounting and consolidation of Dayamitra Telekomunikasi ("Dayamitra") and Pramindo Ikat Nusantara ("Pramindo"). TELKOM is making adjustments to its consolidated financial statements for 2002, 2001 and 2000 to correct certain errors in the application of accounting principles to various acquisitions. The principal adjustment is to reflect the consolidation of Pramindo, 100% of which is now consolidated even though TELKOM's present legal ownership is 30%. TELKOM has made this adjustment as it has entered into an agreement to acquire 100% of Pramindo and, pursuant to this agreement, currently exercises control over Pramindo and has the right to all of the future economic benefits of ownership as though TELKOM owned 100% of the shares. Further adjustments were made to properly reflect the allocation of the purchase consideration for the acquisitions of Pramindo and Dayamitra. These adjustments decreased Consolidated Net Income After Tax by Rp.55,763 million in 2002 and Rp.2,008 million in 2001 and had no effect on Consolidated Net Income After Tax in 2000, and decreased Stockholders' Equity by Rp.353,810 million as of December 31, 2002 and Rp.2,008 million as of December 31, 2001 and had no effect on Stockholders' Equity as of December 31, 2000.

- Operating revenues. As a result of a review of certain terms of TELKOM's revenue sharing agreements and other telecommunication service agreements, TELKOM is making adjustments to its consolidated financial statements to correct certain errors in previous calculations relating to the amortization of unearned revenue which resulted in a net overstatement of revenues recorded in the consolidated financial statements for 2001 and an understatement of such revenue in 2002. These adjustments increased Consolidated Net Income After Tax by Rp.18,975 million in 2002, decreased Consolidated Net Income After Tax by Rp.27,359 million in 2001 and Rp. 20,695 million in 2000, and increased Stockholders' Equity by Rp.23,181 million as of December 31, 2002, Rp.4,206 million as of December 31, 2001 and Rp.31,565 million as of December 31, 2000.

- Trade accounts payable. As a result of the reconciliation of balances with other telephone operators in 2002, TELKOM is making adjustments to correct certain errors in trade accounts payable balances that resulted in an overstatement of the trade accounts payable recorded in the consolidated financial statements for 2001 and 2002. These adjustments increased Consolidated Net Income After Tax by Rp.22,167 million in 2002 and Rp.36,323 million in 2001 and increased Stockholders' Equity by Rp.58,490 million as of December 31, 2002 and by Rp.36,323 million as of December 31, 2001.

- Correction of loan balance. As a result of the reconciliation of outstanding loans at the end of 2002, TELKOM is making adjustments to correct a double recording of a loan balance which had a corresponding effect of overstating the foreign exchange loss in the consolidated financial statements for 2002. These adjustments increased Consolidated Net Income After Tax for 2002 and Stockholders' Equity as of December 31, 2002 by Rp. 117,078 million.

- Correction of taxes payable. As a result of a reconciliation of taxes payable at the end of 2002, TELKOM is making adjustments to correct an over-accrual of value-added tax payable. These adjustments increased Consolidated Net Income After Tax for 2002 and Stockholders' Equity as of December 31, 2002 by Rp. 75,796 million.

- Telkomsel equity transactions. TELKOM is making an adjustment to stockholders' equity to reflect the realization of a gain in the 2002 statement of income attributable to past equity transactions in Telkomsel. The adjustment increased the Consolidated Net Income After Tax for 2002 by Rp 65,158 million.

- Other items. TELKOM is making certain other adjustments representing individually insignificant adjustments to correct errors as a result of understatement of depreciation expenses, understatement of allowance for doubtful accounts and amortization of deferred interest and other issues. These adjustments decreased Consolidated Net Income After Tax and Stockholders' Equity as of December 31, 2002 by Rp. 65,503 million.

- Corporate tax. Certain of the above adjustments have also impacted TELKOM's corporate tax calculation for the 2002 and 2001 tax years. As a result, TELKOM has made related adjustments to the corporate tax charge in the restated consolidated financial statements for the respective years. These adjustments increased Consolidated Net Income After Tax by Rp. 36,144 million for 2002, decreased Consolidated Net Income After Tax by Rp. 2,965 million for 2001, increased Stockholders' Equity as of December 31, 2002 by Rp. 33,179 million and decreased Stockholders' Equity as of December 31, 2002 by Rp. 2,965 million.

In addition, TELKOM was able to reverse provisions following the settlement of its arbitration with AriaWest in 2003 and, net of settlement amount, the effect was an increase in Consolidated Net Income After Tax for 2002 and Stockholders' Equity as of December 31, 2002 by Rp.332,933 million.

In connection with the finalization of TELKOM's 2002 Annual Report on Form 20-F, TELKOM intends to hold an Extraordinary General Meeting of shareholders among others to (i) approve and ratify the restated 2002 consolidated financial statements and (ii) approve the restatements of TELKOM's consolidated financial statements for 2001 and 2000.

With the finalization of the amended 2002 Annual Report on Form 20-F, TELKOM intends to focus on the preparation of its 2003 Annual Report on Form 20-F, which is due by June 30, 2004.

Forward-looking statements in this press release are made pursuant to the safe harbor provisions of Section 21E of the Securities Exchange Act of 1934, as amended. Investors are cautioned that statements in this press release that are not strictly historical statements constitute forward-looking statements which involve risks and uncertainties.



WOERYANTO SOERADJI
Corporate Secretary

For further information, please contact:

INVESTOR RELATIONS UNIT
PT TELEKOMUNIKASI INDONESIA, TBK
JAKARTA
TEL:     62-21-5215109
FAX:     61-21-5220500
EMAIL:   INVESTOR@TELKOM.CO.ID
WEBSITE: WWW.TELKOM.CO.ID

                                   ATTACHMENT

                    SUMMARY CONSOLIDATED FINANCIAL STATEMENTS

                                                                        YEAR ENDED DECEMBER 31,
                                        ---------------------------------------------------------------------------------------
                                            1998         1999          2000             2001           2002           2002
                                        -----------   -----------  -------------   -------------   -------------  -------------
                                        (UNAUDITED)   (UNAUDITED)  (AS RESTATED)   (AS RESTATED)   (AS RESTATED)  (AS RESTATED)
                                         (RP. IN BILLION, EXCEPT FOR DATA RELATING TO SHARES, DIVIDENDS AND ADS)       US$
CONSOLIDATED INCOME STATEMENT DATA
Indonesian GAAP(4)
  Operating revenues(1)
    Telephone
      Fixed lines
        Local and domestic long-
         distance usage ............        2,903         3,571          4,097          5,226          5,448           609
        Monthly subscription charges          683           799            887            998          1,475           165
        Installation charges .......          106            68             75             98            130            14
        Others .....................          113            91            119             93            211            24
                                           ------        ------        -------        -------        -------        ------
          Total fixed lines revenues        3,805         4,529          5,178          6,415          7,264           812
      Cellular
        Air time charges ...........          852         1,458          2,484          3,988          5,454           610
        Monthly subscription charges          212           236            356            581            593            66
        Features ...................            5             4              7             10              8             1
        Connection fee charges .....           20            51             43            129            172            19
                                           ------        ------        -------        -------        -------        ------
          Total cellular revenues ..        1,089         1,749          2,890          4,708          6,227           696
      Total telephone revenues .....        4,894         6,278          8,068         11,123         13,491         1,508
    Joint Operation Scheme
      Minimum TELKOM Revenue (MTR) .        1,434         1,453          1,557          1,474          1,320           147
      Share in distributable
       TELKOM Revenue (DTR) ........          143           209            695            733            801            89
      Amortization of unearned
       initial investor payments ...           15            15             15             13              7             1
        Total revenue under Joint
         Operation Scheme ..........        1,592         1,677          2,267          2,220          2,128           237
    Interconnection ................          412           706            981          1,424          2,831           316
    Network ........................          354           343            340            415            316            35
    Data and Internet ..............           32            54            108            673          1,552           173
    Revenue-Sharing Arrangement ....          285           360            288            264            264            30
    Other telecommunications-
     related services ..............           21            19            138            165            221            25
                                           ------        ------        -------        -------        -------        ------
      Total Operating Revenues .....        7,590         9,437         12,190         16,284         20,803         2,324
                                           ------        ------        -------        -------        -------        ------
  Operating expenses
    Personnel ......................        1,171         1,349          1,770          2,281          4,388           490
    Depreciation ...................        2,468         2,627          2,419          2,870          3,474           388
    Operation, maintenance and
     telecommunication services ....          726         1,146          1,386          2,150          2,290           256
    General and administrative .....          675           571            872          1,343          1,146           128
    Marketing ......................           51            76            147            220            375            42
                                           ------        ------        -------        -------        -------        ------
      Total Operating Expenses .....        5,091         5,769          6,594          8,864         11,673         1,304
                                           ------        ------        -------        -------        -------        ------
  Operating Income .................        2,499         3,668          5,596          7,420          9,130         1,020
  Other income (charges)
    Gain on sale of long term
     investment in Telkomsel .......           --            --             --             --          3,196           357
    Interest expense ...............         (981)       (1,492)          (817)        (1,330)        (1,583)         (177)
    Interest income ................          744           762            692            572            480            54
    Gain (loss) on foreign
     exchange -- net ...............       (1,219)          326           (944)          (379)           557            62
    Equity in net income (loss) of
     associated companies ..........          (62)          137           (232)           (86)             5             1
    Other -- net ...................          178           101            313            353            (36)           (4)
  Other Income (Charges) -- net ....       (1,340)         (166)          (988)          (870)         2,619           293
  Income Before Tax ................        1,159         3,502          4,608          6,550         11,749         1,313
  Tax expense ......................         (386)       (1,004)        (1,520)        (2,007)        (2,899)         (324)
  Income before minority interest
   in net income of subsidiaries ...          773         2,498          3,088          4,543          8,850           989
  Minority interest in net income of
   subsidiaries ....................          (15)         (162)          (313)          (475)          (810)          (91)
  Net Income .......................          758         2,336          2,775          4,068          8,040           898

                                                                        YEAR ENDED DECEMBER 31,
                                        ---------------------------------------------------------------------------------------
                                            1998         1999          2000             2001           2002           2002
                                        -----------   -----------  -------------   -------------   -------------  -------------
                                        (UNAUDITED)   (UNAUDITED)  (AS RESTATED)   (AS RESTATED)   (AS RESTATED)  (AS RESTATED)
                                         (RP. IN BILLION, EXCEPT FOR DATA RELATING TO SHARES, DIVIDENDS AND ADS)       US$
  Weighted average shares
   outstanding (millions) ..........        9,333         9,644        10,080          10,080          10,080
    Net income per share ...........        81.17        242.26        275.30          403.61          797.59
    Net income per ADS .............     1,623.49      4,845.29      5,505.96        8,072.20       15,951.80
    Dividend declared per share ....        48.48         50.99        107.76           88.16          210.82
  U.S. GAAP(4)(5)
    Net income .....................          844         2,679         2,216           4,298           8,587
    Net income per share ...........        90.44        277.80        219.87          426.41          851.91
    Net income per ADS .............     1,808.76      5,555.90      4,397.47        8,528.17       17,038.21


                                                                       AS OF DECEMBER 31,
                                     ----------------------------------------------------------------------------------------
                                        1998            1999          2000           2001            2002           2002
                                     -----------    -----------   -------------  -------------   -------------  -------------
                                     (UNAUDITED)    (UNAUDITED)   (AS RESTATED)  (AS RESTATED)   (AS RESTATED)  (AS RESTATED)
                                                                    (RP. IN BILLION)                                 US$
CONSOLIDATED BALANCE SHEET DATA
Indonesian GAAP(4)
  Total assets ................         26,040         28,574         32,019         33,036         44,307         4,951
  Current liabilities(2) ......          3,650          4,058          4,138          9,543          9,708         1,085
  Other liabilities ...........          2,567          2,630          3,048          3,447          5,383           602
  Long-term debt ..............          8,537          8,541          9,546          9,730         12,006         1,341
  Total liabilities ...........         14,754         15,229         16,732         22,720         27,097         3,028
  Minority interest ...........            360            534            814          1,235          2,596           290
  Capital stock(3) ............          4,667          5,040          5,040          5,040          5,040           563
  Total stockholders' equity ..         10,927         12,810         14,473          9,081         14,614         1,633
U.S. GAAP(4)
  Total assets ................         24,434         27,236         30,900         32,449         44,623         4,986
  Total stockholders' equity ..          9,153         11,419         12,928          7,766         13,911         1,554

----------

Notes:

(1) For the year ended 2002, TELKOM has reclassified its revenue into eight major revenue categories: fixed-line, cellular, joint operation scheme ("KSO"), interconnection, network, data and internet, revenue-sharing arrangements and other telecommunications services. For the purpose of comparability, TELKOM has also reclassified its revenues for prior periods.

(2)  Includes current maturities of long-term debt.

(3) Issued and Paid-Up Capital Stock consists of one Series A Dwiwarna share having a par value of Rp.500 and 10,079,999,639 Series B shares having a par value of Rp.500 from an authorized capital stock comprising one series A Dwiwarna share and 39,999,999,999 Series B shares.

(4) Indonesian GAAP amounts for 2000, 2001, 2002 and prior years reflect adjustments related to long service awards, post-retirement healthcare benefits, deferred taxes, acquisition accounting, operating revenues, trade accounts payable, correction of loan balance, correction of taxes payable and certain other items, including the settlement of our dispute with AriaWest. See "Item 5. Operating and Financial Review and Prospects -- Restatement of Information Previously Reported" and Note 4 to the Company's consolidated financial statements.

(5) U.S. GAAP amounts reflect adjustments resulting from differences in the accounting treatment of termination benefits, foreign exchange differences on property under construction, interest capitalized on property under construction, revenue sharing arrangements, revaluation of property, plant and equipment, pension, equity in net income/(loss) of associated companies, amortization of land rights, stock issuance costs, employee bonuses, depreciation of equipment to be installed, revenue recognition, goodwill, capital leases, acquisition of a subsidiary, changes in equity of associates and deferred income taxes. See "Item 5. Operating and Financial Review and Prospects -- Summary of Material Differences between Indonesian GAAP and U.S. GAAP" and Note 57(1) to the Company's consolidated financial statements.